Filed by: AT&T Inc.
Commission File No.: 001-08610
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Discovery, Inc.
(Commission File No.: 001-34177)

Below is a communication made by AT&T Inc. and Discovery Inc. on May 17, 2021:

REFINITIV STREETEVENTS EDITED TRANSCRIPT DISCA.OQ - AT&T and Discovery Joint Investor Conference Call EVENT DATE/TIME: MAY 17, 2021 / 12:30PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call the company’s outlook for the future as well as other statements of future plans and strategies. There are a number of risks and uncertainties and other important factors that could cause our actual results to differ materially from those suggested by the forward-looking statements. Additional information is available in our and Discovery’s SEC filings and on the Investor Relations page of both AT&T and Discovery’s websites. Please refer to the press release for our complete safe harbor statement. With that, I’ll turn the call over to John Stankey. John? John T. Stankey AT&T Inc. - CEO, President & Director Pascal Desroches AT&T Inc. - Senior EVP & CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Alexia Skouras Quadrani JPMorgan Chase & Co, Research Division - MD and Senior Analyst Benjamin Daniel Swinburne Morgan Stanley, Research Division - MD Brett Joseph Feldman Goldman Sachs Group, Inc., Research Division - Equity Analyst David William Barden BofA Securities, Research Division - MD Douglas David Mitchelson Crédit Suisse AG, Research Division - MD Jessica Jean Reif Ehrlich BofA Securities, Research Division - MD in Equity Research John Christopher Hodulik UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst Kannan Venkateshwar Barclays Bank PLC, Research Division - Director & Senior Research Analyst Kutgun Maral RBC Capital Markets, Research Division - Assistant VP and Lead US Cable & Satellite Analyst of US Telecommunications Services Michael Brian Nathanson MoffettNathanson LLC - Co-Founder, Founding Partner & Senior Research Analyst Michael Ian Rollins Citigroup Inc. Exchange Research - Research Analyst Philip A. Cusick JPMorgan Chase & Co, Research Division - MD and Senior Analyst Simon William Flannery Morgan Stanley, Research Division - MD PRESENTATION Operator Ladies and gentlemen, thank you for standing by. Welcome to the AT&T Investor Relations call. (Operator Instructions). As a reminder, this conference is being recorded. I would like to now turn the conference over to your host. Amir Rozwadowski - AT&T Inc. - Senior VP of Finance & IR Thank you, and hello, everyone. I’m Amir Rozwadowski, Head of Investor Relations for AT&T. Welcome to our call today to discuss the agreement we just announced between AT&T and Discovery to combine WarnerMedia with Discovery. Joining me on the call today are John Stankey, CEO for AT&T; Pascal Desroches, CFO for AT&T; David Zaslav, CEO for Discovery; and Gunnar Wiedenfels, CFO for Discovery. We would like to walk you through the details of the transaction and what it means for both companies, then open up the floor for questions. Before we begin, I need to call your attention to the safe harbor statement. Today’s conference call will include forward-looking statements. The forward-looking statements include statements concerning the expected timing, completion and effects of the proposed merger and distribution, 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call

the company's outlook for the future as well as other statements of future plans and strategies. There are a number of risks and uncertainties and other important factors that could cause our actual results to differ materially from those suggested by the forward-looking statements. Additional information is available in our and Discovery's SEC filings and on the Investor Relations page of both AT&T and Discovery's websites. Please refer to the press release for our complete safe harbor statement.

With that, I'll turn the call over to John Stankey. John?

John T. Stankey - *AT&T Inc. - CEO, President & Director*

Thank you, Amir. Good morning, everyone, and thank you for joining us on short notice. Let me first start by saying how excited we are about the opportunity this creates for both WarnerMedia and Discovery. We're equally excited about what it does for AT&T and our shareholders.

I'll take a few minutes to address the why and why now in this transaction and talk about its structure. Then I'm going to hand it over to David.

This transaction brings together 2 entertainment leaders with complementary content strengths and positions the new company to be one of the leading global direct-to-consumer streaming platforms. The deal also provides AT&T with additional flexibility to invest in what I believe is an equally compelling opportunity, becoming the preeminent U.S. broadband provider.

So I know the question you're asking is, why are we doing this now? The fact of the matter is direct-to-consumer is a global opportunity that is rapidly evolving and the pace of that evolution is accelerating. To compete and win, you must build global scale. And simply put, to invest the kind of capital we need, we need the instruments of capital necessary to do so.

This is a move to align each of our businesses with the right asset and capital base for their respective future success. In other words, this move unlocks the value embedded in our media business and gives it the tools, talent, content and capital to ensure its position as a world-class player. The hard work and consistent execution of the WarnerMedia team has cemented a domestic U.S. D2C foothold and is poised for continued growth and rapid international expansion.

WarnerMedia and Discovery together solidifies the joint entity's leading position in the global direct-to-consumer race. Together, WarnerMedia and Discovery will have a combined content spend that exceeds most industry peers. In addition, we're uniting the most awarded leader in scripted entertainment, animation, news and sports in WarnerMedia with a leader in real-life entertainment in Discovery. By combining these two, it creates one of the most compelling global content portfolios in entertainment. This also creates substantial value opportunity for AT&T shareholders. Our shareholders will retain their stake in our leading communications company that comes with an attractive dividend, plus they'll retain a 71% stake in the new entity. There is now an opportunity for parallel growth in both telecommunications and media, which many would argue that our stock was not effectively reflecting.

By doing this deal now, WarnerMedia will be in a position to self-fund its growth, and AT&T will have the flexibility to invest and address the growing long-term demand for connectivity and be the leading best capitalized broadband connectivity provider in the country through 5G and fiber.

Now let's move to Slide 5 for a summary of the deal. At the highest level, this transaction is an opportunity to unlock value for AT&T shareholders on both sides of this deal. It will be executed through a Reverse Morris Trust, under which WarnerMedia will be spun or split off to AT&T shareholders and simultaneously combined with Discovery. The transaction is expected to be tax-free to AT&T and to our shareholders. AT&T will receive $43 billion in a combination of cash, debt securities and WarnerMedia's retention of certain debt. Upon close, which we expect in mid-2022, AT&T shareholders will receive stock, representing 71% of the new company with Discovery shareholders receiving the remaining 29%. We plan to reset our dividends at that time.

We'll still have a very attractive dividend yield with enough free cash flow after dividends to allow us to step up our investments in 5G and fiber, which we believe will deliver consistent growth and attractive returns to our shareholders.

I'll now turn it over to David for a deeper dive on the benefits derived from this deal for both companies. David?

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MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call

David M. Zaslav - *Discovery, Inc. - President, CEO & Director*

Thanks so much, John. These last few months with John, and together, architecting this deal, has been a fun and exhilarating and truly bonding experience. A big thank you to you, John, my friend and partner. This is a really exciting day and a seminal event for our respective companies. I could not be more proud and humbled by the opportunity to both unlock and drive incremental shareholder value from the combined assets of what I believe is the most compelling, valuable and iconic IP and brand portfolio in global media today.

And to begin the next chapter of our growth trajectory, John and I have been discussing a singular vision for a while now, that simply put, these assets are better together. In fact, not just better together, but together, we are the best global media company in the world. Together, we are a significantly stronger company and one position to better serve our consumers with compelling entertainment around the world. It's the combination of creative and operational leadership, quality content, brands and franchises.

The deepest programming and film library with over 200,000 hours, a uniquely compelling and differentiated mix of category leadership across key genres. Scripted movies and series, animation, sports, news, nonfiction and kids, all areas where we have the talent and strength to compete and win. And with the broad global reach, relevance and local content pipelines in every market, we believe this deal alters the growth profile of the companies in a material way, in an explosive way.

John and I have aligned quickly that the new company will not only be able to enhance its programming depth across its legacy linear pay TV and broadcast channels, but also will accelerate and assure its place as a fully scaled and differentiated global streaming platform.

And with the strong launches and healthy tailwinds, we've each been able to build with Discovery Plus and HBO Max, with a ton of consumer engagement, market awareness and global rollouts planned throughout the year, the combination will fully establish us as one of the leading direct-to-consumer streaming players worldwide. The capabilities and overall optionality across each facet required to compete at the highest level of the direct-to-consumer playing field is significantly higher when we're together, continuously driving a clean and curated consumer experience supported by an efficient and flexible tech stack.

Broad global reach in over 200 countries with a wide owned and operated marketing funnel. A consistency of franchise tent poles. Big, loud films that act as beacons to bring viewers in. And a deep and wide offering of genres, verticals and formats to keep consumers engaged and nourished on the platform. A steady free cash flow machine to continuously invest in putting the most compelling content on the screen and on every platform.

It's a complicated and challenging strategic road map that every single one of our peers is on. And we see this opportunity to bring together our collective momentum, assets and shared vision to meaningfully accelerate our path.

Before turning over to Gunnar for some more detailed commentary around financial metrics and policy, let me say how proud I am of the Discovery team and all of the hard work and their consistent track record of success. We love Discovery's hand, but the quantum leap that the combination of WarnerMedia and Discovery brings in terms of scale and reach made this deal so compelling and captivating to John and I over the last few months. The chance to really create something so unique and compelling, to drive long-term shareholder value. We couldn't resist it, and we couldn't be more excited.

And with that, Gunnar.

Gunnar Wiedenfels - *Discovery, Inc. - CFO*

Thank you, David. I am incredibly excited about this opportunity and the combination of these assets to drive shareholder value and creating so many different pathways for long-term growth.

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MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call As you have seen, the complementary nature of the brands and businesses and the strong free cash flow generation catapult this combined entity to near the top of our peer group in terms of its financial profile and investment resources with significant scale across every level of the company. Presuming we closed this transaction during mid-2022, and with 2023 as our first full year of operation, we expect revenue of roughly $52 billion, of which we currently estimate at least $15 billion will be from direct-to-consumer. We also expect EBITDA of around $14 billion and free cash flow conversion of around 60%, which should place us at or near the top of the industry. Our expected free cash flow profile will support both rapid debt pay down as well as the requisite direct-to-consumer investments and increased content spend to pursue the strategic direction both John and David have laid out. Further, we see a number of areas where we should be able to drive significant efficiencies, find cost synergies and enable best practices across a new company. And we should also be able to avoid building out duplicative cost structures, tech foundations and capital requirements as our combined operation grows. To that end, we expect at least $3 billion of cost synergy alone phased in post close and that will likely take around 2 years to complete. Note, this is cost capture alone and does not factor in any of the harder to quantify, but potentially significant, upside from synergistic revenue opportunities that we may be able to capture as we bring these valuable products to consumers and where we can look at cross-promotion and marketing, joint development and production and unlock new content franchises and opportunities across the vast library of iconic IP. As you may recall, following our Scripps Discovery merger, we ultimately delivered synergies significantly above our initial cost synergy estimate, and the opportunity here is so much larger. As John and David have detailed, the focus of this combination is the breadth and depth of creative talent and storytelling. And our aim will be to embrace, extend and maximize these capabilities and unmatched IP by leaning in even further from a resource perspective. Regarding financial policies and capital allocation, the playbook will be straightforward. Based on our conversations with rating agencies, I am very confident this combined company will be rated investment grade, and we intend to rapidly reduce leverage through strict allocation of free cash flow to debt pay down. Our long-term gross leverage profile will be 2.5x to 3x, and we expect to be around 3x, 24 months post close. At that time, we expect to be in a very strong position of financial flexibility, generating significant free cash flow to reinvest in dynamic growth and world-class content and to create attractive shareholder returns. I could not be more excited about this combination and the opportunity to generate world-leading entertainment for our consumers and substantial value for our shareholders. And I am very confident in our ability to manage the integration, synergy capture, the expanded leverage profile and strategic directive given our strengthened linear portfolio and strong momentum across our direct-to-consumer efforts. And now I’d like to turn it back over to John. John T. Stankey - AT&T Inc. - CEO, President & Director Thank you, Gunnar. Let’s talk about what AT&T will look like once this transaction closes on Slide 13. First, connectivity is intrinsic to everything we do. We’re leading the way to 5G and fiber to support that, and this transaction gives us the flexibility to execute a steady and disciplined approach in that pursuit. You’ll see a company very familiar to you, but now tightly focused and better positioned to capitalize on the growing long-term demand for connectivity. You’ll also see a company with the financial resources and flexibility to be a leader in broadband connectivity across all market segments with a management team that is aligned and laser-focused on executing AT&T’s effectiveness and efficiency transformation. Our goals with the new AT&T are simple and straightforward. We plan to continue the momentum in our mobility business by stepping up our investment in our wireless network. We expect to effectively deploy the assets we acquired during the recent C-Band option reaching 200 million 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call POPs with that spectrum by the end of 2023. We intend to double down on our fiber expansion. We expect to more than double our current fiber footprint by the end of 2025, reaching 30 million customer locations with a single goal of offering the best fixed broadband service in the market. We don’t intend to stop there. We also will be a company focused on operational excellence and operating efficiently. This move ultimately positions the company for revenue growth, margin expansion and earnings growth in one of the most vital and resilient industries in this country and the world. In fact, on a comparable basis, we expect to grow revenues and profit consistent with GDP plus once this deal closes. And we’ll have significantly increased our financial flexibility to execute on the capital allocation plan focused on total return. Pascal will now take you through these details and give you our expectation of the financial profile of our company going forward. Pascal? Pascal Desroches - AT&T Inc. - Senior EVP & CFO Thank you, John. Let me start with Slide 14. A lot of you are thinking about the value of this deal compared to what we paid 3 years ago. It’s important to keep in mind that in addition to the attractive valuations we just covered, we have already realized healthy returns on our Time Warner investment, including cash generated from the business since it was acquired and the nearly $5 billion in assets that we have sold. Today’s announcement is the next step in enhancing the value of WarnerMedia. Not only do our shareholders get the benefit of a tax-free transaction, but there is real value created from both synergies and the long-term opportunity to invest in what we believe is an immediate global media leader. The new company will have scale, capital and content to compete with anyone in the industry. Now let’s look at post-transaction profile for AT&T. The reduction of debt, along with growth expectations from investments, will really change the financial profile of the company. In Mobility, we’ll continue the winning game plan you’ve seen the last few quarters. Our focus is on profitable growth and increasing our market share while also retaining our high-quality phone base. And as John mentioned, we plan on stepping up our investment in 5G. Our expectations for our fiber expansion are also high. We are taking market share in our current fiber footprint with penetration rates in the new build areas accelerating. All this creates an improved growth profile for the company. Once the transaction is completed, we expect on a comparable basis annual revenue growth in the low single digits, annual mid single-digit adjusted EBITDA and adjusted earnings per share growth driven by strong mobility and broadband growth and continued transformation savings. And adjusted earnings per share could go even higher if we move to repurchase shares. This transaction allows us the opportunity to reset our approach to capital allocation. Those details are on Slide 15. We are taking a focused total return approach with our capital allocation strategy, which is focused on 3 key elements: one, increasing investments in our business to deliver attractive returns, including revenue and earnings growth; two, paying an attractive dividend; and three, reducing leverage levels much quicker than originally targeted. This strategy provides investors with near-term income generation plus potential value creation via debt reduction and earnings growth and all are focused on one goal: creating value for shareholders. Let’s look at this more closely. As John mentioned, we plan to resize the dividend after the transaction closes. We now expect a dividend payout ratio of 40% to 43% on anticipated free cash flow of $20 billion-plus. We see this as an attractive dividend with a solid return to share owners, while providing additional flexibility to invest in areas that deliver attractive returns. One of the key elements of this deal is the reduction of debt for AT&T. At close, net debt will be reduced by $43 billion. We expect this to drive net debt-to-adjusted EBITDA to the 2.6x range after close. Going forward, we expect to reduce net debt-to-adjusted EBITDA even further through a combination of EBITDA growth and debt paydown. By the end of 2023, we expect net debt-to-adjusted EBITDA to be less than 2.5x a year earlier than current expectations. And finally, our total return strategy invest in growth based on the highest returns. We believe investments in accelerating our 5G capacity build and success-based fiber is the best use of capital. As an example, we expect internal rate of returns on our fiber investment to be in the mid-teens, creating significant value for shareholders. After we close the transaction, we expect capital expenditures to be about $24 billion a year. 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call Amir Rozwadowski - AT&T Inc. - Senior VP of Finance & IR Thank you, Pascal. Operator, we’re ready to take the first question. Going forward, we intend to phase out most of our vendor financing arrangements. Strengthening our balance sheet will give us greater flexibility going forward. This could give us the option to increase our dividend and/or repurchase shares in the future. That concludes our presentation. I’ll now turn it back to Amir for the Q&A. Amir? Amir Rozwadowski - AT&T Inc. - Senior VP of Finance & IR Thank you, Pascal. Operator, we’re ready to take the first question. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Our first question comes from John Hodulik with UBS. John Christopher Hodulik - UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst Congratulations on the transaction. Maybe first for John on process. Did you guys talk to other potential partners as part of the process here? And is there any breakup fee involved? And then second, on the dividend, it looks like you guys are moving to an $8 billion to $9 billion number. Just how did you get to that number? Is it a function of just maintaining the level of debt reduction that you had previously? Or just any sort of thoughts about how you got there. And then for David, obviously, very early in the process. But just how do you see the D2C strategy for [newco] evolving? Obviously, you’ve got a couple of different platforms. So those eventually get combined or you end up adding the Discovery content to the HBO Max? John T. Stankey - AT&T Inc. - CEO, President & Director John, look, any time you go into a significant decision to restructure a business like this, I think you’d be disappointed if I didn’t tell you that I was diligent working with the management team and the Board in evaluating any path that was a viable path or something that structurally could be an alternative. And I will -- I’m not going to go and get a lot of detail and kind of go into history, but I will assure you the iterations that were evaluated over the period of time since probably mid last year, my thought process around capital needs and how the business was evolving that factored into that, the team’s success in the market and what they were going to require in terms of resources to move forward. Who are the right partners or the right opportunities for us to look at to possibly accelerate that. It was a pretty extensive and thorough approach. And I will tell you we are really pleased with where this came out. This is a really good combination. I don’t want to speak on David’s behalf, but we all want this transaction to go and go cleanly, and we’ve set this thing up with a high degree of deal certainty. We have a voting arrangement with 2 key shareholders in Discovery that secures about -- almost 45% of the vote. We all want to move this thing through the approval process swiftly and quickly. And I think we set up this transaction to give us the best prospects of doing that. In terms of the thought process on the dividend, it’s fairly straightforward. It’s the same thought process around how we got to this transaction in the first place. So I wanted to do the right thing for the shareholders and I wanted to think about what that balance was across all the various interests and returns that anybody who buys into the AT&T’s stock would have thought about. And that’s a combination of unleashing the media company and carrying that forward with AT&T shareholders owning 71% of that. And David’s going to do a great job watching that grow and have a profile of growth that I think any shareholder wants to stick with and will enjoy. 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call It’s also about allowing the AT&T communications team to start investing at a level to grow that business at GDP plus. And I think we can clearly do that. And you start with those 2 things and then say, what makes sense on the dividend. And I think what makes sense is to continue our competitive payout for our return-oriented investors, which are a large part of our base. But that return, as you indicated, somewhere in that range puts us above the 95% tile. And I think it’s really attractive cash flows, it’s a really strong capital position at that point and people should feel pretty good about that dividend and what it means. And we’d like to make sure that shareholders who have been with us continue to feel like they’re getting a competitive return on the dividend, and they’re going to see competitive returns on the 2 growth aspects of the equity as well as they move forward. David? David M. Zaslav - Discovery, Inc. - President, CEO & Director Thanks, John. Look, the key to direct-to-consumer is have content that people love. But in this competitive world that we’re in right now, it’s not good enough to have content that people love. You got to have content that people love so much that they would run home and pay for before they pay for dinner or the roof over their head. And what this gives us coming together, the building block of this transaction is just an extraordinary library of characters, stories, big tent pole brands. And so we come to the direct-to-consumer marketplace with, I think, the best set of IP. You add to that in Europe, we’re the leader in sports. We talked earlier about news. So I think we have all this great IP. And what we’re going to do is we’re going to spend the next year or so, and we’re doing it ourselves, John and Jason are doing it, trying to figure it out. For us, we thought it was going to be mostly subscription and that we found that the light product had unbelievable ARPU for us, over $6. So we charge $5, we make over $6 and we’re making $11 a subscriber, 50% more what we were making on a cable sub. So this is a learning process. And we’re doing it in Europe where we have we have the football. Some markets were offering the football together all on Discovery Plus. In others, you get into Discovery Plus for a cheaper price and then you buy them. Either has done a terrific job of that. And the bundling has been a big advantage and provided growth and stickiness. So John and I have talked a lot about it. We’re going to watch and cheer for AT&T and Jason. And see -- they’re having such success, how is that growing? Where is it growing? And by the time when this transaction closes, we have the IP, we’ll have a little more experience. And we’ll figure out exactly how to do it in each market, and we’ll probably experiment a lot of markets. Gunnar Wiedenfels - Discovery, Inc. - CFO And John, if I can maybe add from a financial perspective, you will not be surprised that this was one of the key focus areas for our diligence and modeling here. And I mean, if you look at the models that have been successful in the market, I guess the book ends are sort of one fully integrated product versus sort of a bundled approach. And we have modeled out various permutations of go-to-market strategy and gotten our confidence range for our revenue assumptions. Obviously, the geography of that might change a little regarding subscriber numbers, ARPU, et cetera, but we’re very, very confident. If you just take a step back here for both products, HBO Max and Discovery Plus, what we’re seeing is tremendously encouraging metrics for churn, engagement and to David’s point, ARPU. And those are the 3 building blocks of a superior customer lifetime value. So we’ll work hard over the next few months here to determine the final go-to-market approach, but I feel very, very good about our hand. David M. Zaslav - Discovery, Inc. - President, CEO & Director One of the -- I met one of the biggest streaming players was said to me recently, “If I had you, my churn would be 0.” And I think just the combination of people now spending over 3 hours with us. And then you add to that Batman, Wonder Woman, King Kong, Sex and the City, Friends. It’s just --it’s an unrivaled combination. And churn matters. And so we think we could be very attractive together and pretty compelling. 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call Amir Rozwadowski - AT&T Inc. - Senior VP of Finance & IR Thanks very much, John. Operator, can you take the next question. Our next question comes from the line of Brett Feldman with Goldman Sachs. Brett Joseph Feldman - Goldman Sachs Group, Inc., Research Division - Equity Analyst Yes. Just one here for Dave. You -- in the past, you’ve noted what a great value you are and a partner you are to your linear distributors. We’ve talked a lot about streaming on this, but you’ve talked about how you’re really the glue that holds the bundle together. And after this transaction, you can make the case, you’re going to be the super glue. As you think about the merits of the transaction and the motivations for doing it, beyond streaming, are you also anticipating in the outlook you’ve given to us that you’ll be able to drive a better yield on the portfolio of content you have in the linear bundle and not just in the streaming world? David M. Zaslav - Discovery, Inc. - President, CEO & Director Well, in the traditional business, which is generating really compelling free cash flow for us. And together, we think that there’s a tremendous amount of synergy, it’s just the combination of us reaching about 20% viewers in America at any given day, the leader for women. You put that together with the leader for news, leader in sports, all the entertainment content, this is aside from HBO. It’s a -- it gives us a chance to be a wonderful partner to advertisers. Really compelling. And it gives us a chance to be a great partner to distributors who have a real focus on keeping that bundle going. I always -- I thought that the NFL deal was great for the cable business. Because it was going to keep that bundle together, people -- and the -- one of the brilliant strategies that John deployed and it was -- I was watching on -- all these folks at the NHL with rights to move that IP around. All the sports are locked up long term. Live sports locked up long term. It’s quite a compelling strategy, NHL, NBA, baseball, March Madness. I mean, so we kind of played a little bit of a similar game in Europe, but I don’t without -- I don’t think as much success as John and the team have had here. But what we did was we found that we bought the Bundesliga and it was super expensive, and we didn’t have enough of it. So we had a hard time, if you guys remember many years ago. So we decided we need -- if we’re going to do sport, we need a lot of it. And we should try and stay away from football because it was just too expensive unless we were really big in a market, and that we could get it to a point where we thought it could be profitable. So football is fantastic here in the U.S., the NFL. But the -- John strategy of let the other guys pay a massive amount of football. And let me lock up all the other great sports in America. It’s a very unusual thing that when I -- the hard thing about Europe is there’s different sports in each country and different cultures. So ski jumping is huge or it’s handball. But the idea when you look at the leads and the live sports that John was able to do, and I was talking to Jeff Zucker after the baseball deal and the NHL deal. Just thought it was quite brilliant and it’s lucky for us that those are all locked in long term. And I think it will really help us. Gunnar Wiedenfels - Discovery, Inc. - CFO Yes. If I could just add one point that we hear from the CFO as well. Discovery is spending more in content than ever before this year. And despite the enormous synergy potential that we’re seeing, our intention clearly is to keep growing the combined content spend between the 2 companies coming together for the next couple of years. So we are going to be an even greater partner in the amount of the networks. 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ - AT&T and Discovery Joint Investor Conference Call

David M. Zaslav - *Discovery, Inc. - President, CEO & Director*

The only other thing I would add is we have 10 to 12 channels in every country in the world. So when we took HG and Food. When you saw our market share growing all around the world and still our international business really accelerating. Now imagine the greatest TV and movie library, our focus is going to be to get to 200 million, 300 million subscribers. We're almost at 100 million now. But there is a huge amount of content there that we could put on platforms around the world.

Amir Rozwadowski - *AT&T Inc. - Senior VP of Finance & IR*

Thanks very much, Brett. Operator, if we can have our next question.

Operator

Our next question comes from the line of Simon Flannery with Morgan Stanley.

Simon William Flannery - *Morgan Stanley, Research Division - MD*

Congratulations. I wonder, Pascal, could you just go through the process for determining the dividend? How exactly will you determine what that number is, would be helpful to think about that framework? And then on the capital spending on the fiber and the C-Band, is there any change to -- are you going to move pull stuff forward this year or is this year still consistent with the expectations? Any color to the current plans would be great. And any change to the interim C-band disclosure? I think you said $100 million covered POPs by early '23, do you get there faster as well?

Pascal Desroches - *AT&T Inc. - Senior EVP & CFO*

Simon, let me hit first the dividend. Just reiterating some of the points John made, when we are looking at the absolute level of dividends, we're going to consider, first and foremost, where can we deliver the most attractive returns to our shareholders. And we think investing additionally in our businesses is paramount, and we plan to step up being our investments.

Two, we are committed to continuing to deliver a very attractive dividend as we move forward. And we said 40% to 43% of our free cash flow, which is expected to be $20 billion-plus. But what I would tell you is when you -- we believe that would put us in the 95th percentile of all dividend payers in terms of yield. So overall, we're going to have a really healthy dividend.

In terms of your questions on C-Band, I think safe to say, we're going to accelerate our deployment. We've said that in our remarks. And we expect to be over $200-million-plus in 2023.

Amir Rozwadowski - *AT&T Inc. - Senior VP of Finance & IR*

Thank you very much, Simon. Operator, next question.

Operator

Our next question comes from the line of Alexia Quadrani with JPMorgan.

Alexia Skouras Quadrani - *JPMorgan Chase & Co, Research Division - MD and Senior Analyst*

David, circling back to your comments on the power of sports. My question is, do you plan to sort of utilize the new scale to compete more in sports rights? Or do you and do you see yourself migrating the rights that you have or the right through Turner or the potential new rights more to

10

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MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call streaming platforms going forward? And then just a follow-up. I know it’s really early days, but any comments, and the combined company obviously spend so much money already in content, but any comment on how we should think about maybe content spend going forward? David M. Zaslav - Discovery, Inc.—President, CEO & Director Sure. Thanks, Alexia. Look, we’re pretty flush with sports rights in a way. We have the Olympics. We have 3 more Olympic games in all of Europe. We have most of the tenants, we have most the cycling. We have football in a few markets. And as I just said, the sports that AT&T was able to lock up. Outside the U.S., we mostly can move that around — in many cases, with a lot — with a fair amount of flexibility. So we’ve been using it to drive our subscription platform. We’re trying to figure out the best way to do that. We also have our PGA deal, where we’re partnered with Jay Monahan and we own together the PGA Tour outside the U.S. So I think we have plenty of sports our focus will be how do we use what we have. To — I think the key to this business is the extraordinary IP that John developed taking HBO, taking the Motion Pictures, taking the script — taking all the brands of content that we have. That will be the core of what we think is going to be 2 million, 3 million, eventually 4 million subscribers around the world. The appeal of what we have is so broad that there’s no reason why this can’t be the broadest, most successful direct-to-consumer platform in the world. And we’ll spend more money this year, if you add it up, it’s about $20 billion. But we’re a content company. It’s all about best creatives and putting it on the screen. And so that’s why we — that was the vision that John and I had. And we’re going to work real hard to — so that as the AT&T shareholders that stay with us that we all have a wonderful ride together. Amir Rozwadowski—AT&T Inc.—Senior VP of Finance & IR Thanks very much, Alexia. Operator, we can have the next question. Operator Next question comes from the line of Michael Nathanson with Moffett Nathanson. Michael Brian Nathanson—MoffettNathanson LLC—Co-Founder, Founding Partner & Senior Research Analyst I have two. First, David, in the past, when we talked about SVOD, you always made a point that your lane was not crowded where the other side, you had people kicking soccer balls, chasing the same ball, 10 people, you would say. So what have you learned now that you wanted to basically pivot from nonfiction into a broader set of content. So what’s been the key reason? And why do it now? And then secondly, knowing the AT&T or the WarnerMedia game plan, where do you think you’d see — that you said explosive growth. So where will we see the explosive growth come through on the WarnerMedia side post this merger? David M. Zaslav—Discovery, Inc.—President, CEO & Director Okay. Thanks, Michael. Look, we’re off to a really great start with our Discovery Plus product. And on a parallel level, so is HBO Max. What we’ve learned is people love our product in ways that even surprises us, over 3 hours they’re spending with us. The — and it’s compelling for them. It’s very nursing, but it’s also economically compelling. Churn is extremely low. But we’re also learning that to get people to come in, the big tent pole that gets people to come in we’re continuing to grow selling, but the ability to drop into this product, the King Kong or Godzilla or a Game of Thrones. That together we think that this could be much more compelling. The other thing is that outside the U.S., we’re in sports and entertainment. But in U.S., we’re the best nonfiction player in the U.S., it’s what we do with the producers we deal with. For us to have tried to do scripted here in the U.S., we were very late and we were subscale. The company that John is built here. They are the best scripted players in television and motion pictures. They got the largest TV studio. They got the best people 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us
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MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call producing. The content that that Warner Studios is producing, Warner Bros. Studios is — it’s the content that you see on all that people are getting subscribers, and’s it’s the very best content in the world. And so it didn’t make sense for us to try and build that, but the chance to get the top of the pyramid, the very best IP in the world and put that together with all of our global IP in language, that was like an explosive combination to me and to John. And we think it’s going to — as I said, the ability of it to attract from families to men to women. It’s a home run for us to take what we do and grab all this great IP from from the creatives that know how to do it better than anybody else. And now we’re going to learn a ton from them. We’ve got to retain them and support them because that team is the best in the business. John T. Stankey—AT&T Inc.—CEO, President & Director Michael, one more thing on growth. Remember, HBO Max, on a stand-alone basis grew revenues over 30% in the first quarter. So together, these 2 companies are really powerful combination. Amir Rozwadowski—AT&T Inc.—Senior VP of Finance & IR Thanks very much, Michael. Operator, if we can get the next question. Operator Our next question comes from the line of Jessica Reif Ehrlich with Bank of America Securities. Jessica Jean Reif Ehrlich—BofA Securities, Research Division—MD in Equity Research This is — David, you sort of touched on the benefits of scale. But I just wondered if you could maybe break it down a little bit more. So in distribution, do you have a carriage deal with AT&T? But I guess, bigger picture, there’s just — there’s no getting around the company this size. So how do you use your newfound scale in distribution on a global basis, advertising same sort of question and the same thing in content. I mean, there — this is like a new size in many of these areas. And then more specifically on content, you guys have mentioned many times that you’re spending currently $20 billion on content now. How much of that is direct-to-consumer? And how does that ramp up over the next, like, let’s say, 3 to 5 years? David M. Zaslav—Discovery, Inc.—President, CEO & Director Okay. On the scale side, I think it gives us a chance to be a great partner to advertisers. Do they want to be in support? Do they want to be in news? The length of view on HG and Food is longer than length of view on FOX News and it provides, we can deliver women, we can deliver meta. So I think we look at the scale as being — we could be a very unique and strong partner to advertisers. And same with distributors, the scale will give us the chance when we sit down with distributors. They’re roughly just focused on how do I hold on the bundle. Brian is focused on how do I hold on to the bundle. And what we have is going to be very friendly and very positive. And if we continue to invest in it, which we will, it should give some additional legs to the bundle. I don’t know, Gunnar, do you want to talk about the dollars? Gunnar Wiedenfels—Discovery, Inc.—CFO Yes. Look, David mentioned the $20 billion spend this year. And as we’ve said, despite all synergies, that’s going to grow very significantly. How that’s going to fall between linear and direct-to-consumer. We will work through that. Keep in mind that one of the great advantages that we see with this combination of linear assets and direct-to-consumer is that we are able to exploit our IP across multiple platforms and across the global 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call pace. So we are absolutely committed to drive those investments. And I have no doubt that we will be putting together a very, very compelling IP output here, both for traditional platforms and the D2C world. Amir Rozwadowski - AT&T Inc.—Senior VP of Finance & IR Thanks very much for the question. Operator, if we can take the next one. Operator Our next question comes from the line of Doug Mitchelson with Crédit Suisse. Douglas David Mitchelson—Crédit Suisse AG, Research Division—MD Mechanical questions for me. On the AT&T side, the press release indicated were media will be either issued AT&T shareholders via a dividend or through an exchange offer a combination of both. John, Pascal, are you leading towards a dividend or an exchange offer, what factors will influence your decision on that. On the Discovery side, Gunnar, Discovery share classes being eliminated into just one class, what’s the surviving class? And is it one-for-one for all the classes being merged together? And is the Advanced Newhouse preferred closed out and convert as part of that. And lastly, and hopefully, these are all quick. David, any relationship been predetermined with AT&T and Discovery post merger? Has affiliate relationship extended? What’s the HBO Max relationship on an ongoing basis with wireless and broadband and the like? Any sort of way to cash into that distribution on a long-term basis? David M. Zaslav—Discovery, Inc.—President, CEO & Director Well, I’ll start, Doug. Overall, we’re expecting to maintain our optionality. We can either do an exchange or providing direct distribution to our shareholders. We haven’t made that decision. We’re not going to make that decision until we get closer to the close of the transaction. Okay. Gunnar, you wanted to... Gunnar Wiedenfels—Discovery, Inc.—CFO Yes. On the class, Doug, you’re 100% right. Exactly the way you laid it out, it’s all going to be collapsed into one class, and there’s no preferred share classes left. One-one share on both. John T. Stankey—AT&T Inc.—CEO, President & Director And look, I’d tell you, Doug, we — this has been a highly beneficial relationship despite some of the commentary that I picked up we get a lot of benefit from churn in our core connectivity business. You know what our customer acquisition volumes have been. So we have every motivation and incentive to keep a differential relationship with the company moving forward. I believe we’re going to see new points of aggregation for content as we move forward. I think wireless is starting to demonstrate itself. A wireless subscription is one of those points of aggregation, and it’s going to be important that we think about servicing our customers as a result of that. But when you think about what happens here, the opportunity for David to grow this media company globally is what outstrips the value creation from us owning the asset and driving churn and customer acquisition and connectivity domestically in the U.S. and allowing him to go after a opportunity globally that’s got a much bigger multiple on it. But our intent is to continue relationship. And then the share owners that stick with the new entity, will, of course, get the benefit of that as it continues to grow in scale through that distribution partnership, and we just think that’s a better way for us to handle the capital structure right now given the growth requirements on the new media business. 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call David M. Zaslav - Discovery, Inc.—President, CEO & Director But we’ve taken it — we’ve seen what John’s communications business has done for HBO Max. It’s hugely valuable for both. It’s a great relationship. And AT&T is only going to get stronger and more power. It’s already the top direct-to-consumer company in America. With an extraordinary brand. So we hope we — for years to come, we’ll be figuring out how to create value for each other. Amir Rozwadowski—AT&T Inc.—Senior VP of Finance & IR Thanks very much for the question, Doug. Operator, if we can take the next caller. Operator Our next question comes from Rich Greenfield with Rich Greenfield with LightShed Partners. John T. Stankey—AT&T Inc.—CEO, President & Director You need to take the mute button off there, Rich. David M. Zaslav—Discovery, Inc.—President, CEO & Director It’s us that usually want to put the mute button on when we’re talking. Amir Rozwadowski—AT&T Inc.—Senior VP of Finance & IR Operator, we can take the next caller please. David M. Zaslav—Discovery, Inc.—President, CEO & Director We tried, Rich. Operator Our next question comes from David Barden with Bank of America. David William Barden—BofA Securities, Research Division—MD I guess 2, if I could. One, John, is there anything that you’re not selling as part of this WarnerMedia transaction, for instance, are you retaining Xdanr? Is Xdanr going away? And what will the relationship potentially be between AT&T and the advertising platform at Discovery? And then Pascal, on the $43 billion, there’s a lot of moving pieces. Is there any kind of quantification you can give us as to what piece is cash? What part is debt and how those moving parts will settle out? John T. Stankey—AT&T Inc.—CEO, President & Director Dave, we are retaining Xdanr. The relationship in terms of how WarnerMedia continues to run its ad business is self-contained within the arrangement. So that’s been cared for in terms of the transaction and how those assets are dealt with, but we still have the Xdanr asset within AT&T. 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call Pascal Desroches - AT&T Inc.—Senior EVP & CFO And Dave, we’re trying to decide how much of the $43 billion is cash versus debt. What we’re trying to make sure we’re solving for is to maintain the tax-free status of this transaction. And we’ll have a better sense of that as we get closer to close. Amir Rozwadowski—AT&T Inc.—Senior VP of Finance & IR Thank you very much, David. Operator, we can take the next question. Operator Our next question comes from Kutgun Maral with RBC Capital Markets. Kutgun Maral—RBC Capital Markets, Research Division—Assistant VP and Lead US Cable & Satellite Analyst of US Telecommunications Services Two topics, if I could. Just on the cost side, Discovery has always been run so efficiently and WarnerMedia has already gone through a few rounds of restructurings over the last few years. So in that context, what makes up the $3 billion in expected cost savings? And then on the DTC side, you expect the deal to close the middle of next year. It’s such a rapidly evolving ecosystem. So do you expect to change any of the near-term strategies on either Discovery Plus and HBO Max until the deal closes? And then I know it’s early days, but after the deal closes, when you think about the contours of the revenue growth ahead. Gunnar, you just said programming spend will increase significantly. Will that increased content investment drive a desire to maybe exercise some pricing power with a premium retail price point? Or do you expect to focus on a lower price point to drive sub growth and perhaps meaningful — lean more meaningfully to advertising? Gunnar Wiedenfels—Discovery, Inc.—CFO Kutgun, maybe I’d start right there. You’ve nicely laid out the option space. And as I said before, there may be some shifts in the geography depending on how we decide to take this content to market. But as I said, I think between sort of the 2 portfolios, we’re going to have an amazing offering here, and we’ll come back and keep you updated on how our thinking around that go-to-market approach evolves. On the cost side, look, this is an amazing opportunity. It’s an enormous cost base that we’re looking at. And what makes this special compared with other combinations is that we’re looking at a cost base that in both stand-alone business cases is set to grow very significantly. So even sort of after the $3 billion of synergy that we’re baking in here, we’re expecting our cost base to grow because we aren’t making investment. But that makes synergy capture so much easier because in a way a part of this is just going to be cost avoidance. But bringing the 2 platforms together, there’s a lot of — there would be a lot of duplication in our stand-alone business cases that we’re simply not going to meet. So that’s a specific aspect of the combination of 2 sort of growth investment business here. Other than that, look, the way I look at synergies is really 3 things. You have sort of the hard-core overlap duplication in the structure, which is straightforward, that mostly applies to overhead corporate functions, et cetera. But then we’ve also seen in our combination with Scripps a couple of years ago, that there’s enormous stand-alone optimization potential looking at processes and really rolling out a global operating model, systems integration, et cetera, which arguably you could pursue on a stand-alone basis, but typically, you don’t have that triggering event to make those decisions. I expect that to be a big driver here as well. And then a last point on synergies here is revenue. And as we pointed out, we have not assumed any revenue synergies. They are typically hard to quantify. But if you just take a step back and look at what Discovery has delivered over the past 3 years, we have been growing share of viewing in almost every market consistently quarter after quarter as we’re benefiting from the from the broader library and the better opportunity to make 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call use of that content to optimize cross promotion, et cetera. That’s not a coincidence. That is a revenue upside. Again, we wouldn’t factor anything in here. But I am very confident that we’ll see significant opportunity on the revenue side as well. And look, with all that, I took a very hard look at these business-based numbers here. I think we’ve put together a very conservative case, and our ambition is going to be at the last time, we significantly went over a few of these numbers. John T. Stankey—AT&T Inc.—CEO, President & Director I’ll make a couple of comments on the transition period to your question. Yes, I think it’s interesting, we’re pretty deep into this call and nobody has asked about a regulatory approval process, which is a little bit unusual for me in my capacity. And I think that’s probably an artifact and indicative of the fact that it should be a straightforward process in my view. And I want to stress amongst not just with people on this call, but for all of our employees at WarnerMedia, this is going to be a lot different than the Time Warner period because we’re going to continue to execute the very plans that we have in place and nobody is going to be waiting around for direction or waiting for changes in signals. We have a plan. These plans are important. We launched an AVOD product in June. We started our international rollout in Latin America in June, Europe later in the year. These are all things that we continue to move forward on and are going to continue to lean in on. And I’ll tell you the point of view on this, it’s really important to think about in this transaction maybe versus others. AT&T shareholder will own 71% of this new entity. When it comes together, a large portion of the value that’s been created in this company is by virtue of what we’ve been able to do to start scaling the HBO Max business. And that pivot and that scale and the hard work by the WarnerMedia team to do that is not insignificant. The last thing I want to do is hand off an asset that’s not growing at the rate and pace that we want it to grow because it will be a key driver of value, and what we want to hand off and what we believe we have engineered for David, tend to pick up an entities that can grow rapidly and that we can see the equity, begin to appreciate the market because of that and our shareholders enjoy the benefit of that to the extent that they choose to stay along for the ride, which us truly will be staying along for the ride of my piece of it. So I think it’s really important to understand it’s heads down and continuing to do what we intend to do here, and we’re not going to alter plays. David M. Zaslav—Discovery, Inc.—President, CEO & Director When you look at this business, I mentioned this earlier, but we went into Time Warner with an idea of creating a global HBO. But all the series were sold in virtually every market in the world. That’s not a bad strategy, but it’s an arms dealer strategy that creates value, but it doesn’t create asset value. And the courage and the conviction of John to come in here, and you can see it in the numbers. They’ve been investing they’ve been investing in getting back Sopranos and Sex and the city and Game of Thrones. And so not only they’ve been producing more content by investing more in it, but they’ve been getting it back with a strategy of taking that all to market and being able to be a real force, a global force. And at the same time, they built a platform. I built a platform. I know what it’s like. We have hundreds of engineers. It’s not easy. It takes a super long time. We’re rolling out over the next 18 months. John is rolling out and Jason over the next 12 to 18 months. We’re both doing the same thing, but it’s best-of-class what they build. So when we — we couldn’t come together with the old Time warner. If we came together with the old Time Warner, we’d say, okay, let’s get going. And we’d look and we’d say there’s nothing in the suit case. It’s a great brand, but the majority of the really good stuff is not in the suit case. And so real kudos to John for recognizing he had to pivot this company. And you don’t always see what that takes. I know what it takes. And the attraction to us was the suit case is full with the best content that was pulled back and not monetized so that the long-term value of a direct-to-consumer product could really happen. And that’s what we were doing at the same time. So I think it’s — what the Warner team has done and the conviction that John has shown, is compelling. And it’s the reason that this deal can happen and will be successful. REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. 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MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call Amir Rozwadowski - AT&T Inc.—Senior VP of Finance & IR Thanks very much for the question. Operator, if we can take the next caller. Operator Yes. Our next question comes from Phil Cusick with JPMorgan. Philip A. Cusick - JPMorgan Chase & Co, Research Division—MD and Senior Analyst The 30 million fiber homes by 2025, John, that’s a great goal. Do you expect to accelerate the fiber deployment from the $3 million this year and $4 million next year you’ve already outlined? I know Pascal mentioned $24 billion a year in CapEx, almost as an aside, which is a nice step up. How do you anticipate that additional capital would be allocated? John T. Stankey - AT&T Inc.—CEO, President & Director So Phil, we’re on a ramp, and I don’t expect we’re going to do more than $3 million this year on that acceleration. We’ll probably start engineering at a little heavier pace later in the year to take the next incremental step-up in 2022. It won’t change our completed counts for 2021, nor will it change any of the guidance that we’ve given you on cash and what our investment levels are going to be in ‘21. As we’ve indicated, this is kind of a packaged deal in terms of capital allocation is how I think about it, and we’d like to close the transaction in mid-2022, receive the funds, restructure the balance sheet and that will give us the flexibility to move through. So you should you should expect to see kind of a nice ramp-up to $4 million, maybe $4 million and change for 2022. And I will tell you in terms of what the pace looks like as we hit ‘23, latter part of ‘22, is really going to be an artifact of execution of how well the team is doing, and we’ll keep you updated on that as we go through that. Philip A. Cusick - JPMorgan Chase & Co, Research Division—MD and Senior Analyst John, if I can clarify, in your prepared remarks, right around when you were talking about $30 million, you said, we won’t stop there. But I wasn’t sure if that was referring to the $30 million or to the overall business? It was a little confusing. John T. Stankey - AT&T Inc.—CEO, President & Director My expectation, Phil, is we had $30 million in our sites right now. I have expectations that there’s growth in this country on robust scale connectivity for a good period of time to come. And I’d be probably naive right now. I told you that $30 million, we’re done, stopped and we’re just going to nurse the business along. Amir Rozwadowski - AT&T Inc.—Senior VP of Finance & IR Thanks very much, Phil. Operator, if we can take the next question. Operator The next question comes from the line of Ben Swinburne with Morgan Stanley. REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.17

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call Two for you, David. We rarely see John Malone give up control or give up high vote shares. So I know he’s not on the call. But anything you could share with us about his motivation here to embrace this transaction and give up those high-class — high vote share class stock, which I know has real value to him and is not getting any premium for them here? Maybe just talk about what you saw. And then this came up earlier, but with the WarnerMedia employees have been through a lot over the last several years in terms of acquisitions and synergies and et cetera, et cetera. What’s your message to them? And what do you take from your Scripps experience that you think can help you integrate these assets in a way that keeps everybody motivated and excited given it’s been a lot of change over the last several years? David M. Zaslav—Discovery, Inc.—President, CEO & Director Yes. Well, let me start with the second question. I think the recipe is respect. And knowing what you know and knowing what you don’t know, we look — if you take a look at our company now, some of — many of our top leaders that work for me are from Scripps. Ken built a great operation. They were the best and the brightest. And the — if you look — that was our mission. Our mission wasn’t we know how to do it, our people are the best. Our mission was we have a great company, Ken Lowe built a great company. The interesting thing about this business is we have a lot to learn. We are a scripted in sports outside the U.S., but there’s no better scripted TV or movie company in the world than what John has built here. And the people there, the reason we’re doing this deal, we have the greatest respect for that team. How do we keep them? How do we incent them? How do we create a creative structure that brings more great people? But its first starts out with everybody is in the tent, now let’s figure out how we make this work together. And in many cases, there’s not that much of an overlap between us. So I that’s — that’s the idea. I want to spend a lot of time with them on a personal level, that’s what I think I do. I’m about — to me, I think my success has been about getting great people to work with me and giving them a lot of credit and giving them a lot of autonomy and finding out what else they need to be successful. And so I think I can’t wait to meet a lot of the people at Warner, but I know a lot of them. A lot of them I know for 30 years. We really have a lot of the same culture, except that culture was very disruptive at Warner. And the last 3.5 years has been an amazing job by John to provide stability, a future — all employees want a future. They want to know that, where are we going to be in 5 years? Where are we going to be in 10 years? And that’s the courage and conviction that he showed. And so he’s going to keep fighting with the Warner side, I’m going to fight with the Discovery side, but we’re going to get together. We’re going to have a new company with one culture. On the John Malone side, look, you — I really believe that you are kind of who you hang that with. And I don’t know how it happened to me that I got to hang around with Jack Welch, for 15 years. And now I’ve gotten to hang out with John Malone for more than that. And we know each other for 30 years. We talk every day. He’s an extraordinary — he has extraordinary vision. I learn from him every day. It’s probably the greatest gift to me in my life, but it’s a gift to the shareholders. The way John sees the world, the way he’s always striving for shareholder value. And he sees the chessboard. He sees things that nobody else can see. And when you hang on of them, you get to see things that no one else can see because you start to hear John in your ears. John will be on the Board. He saw what I sought. The 2 of us couldn’t be more excited. I couldn’t be more excited about the opportunity that this presents. It’s all about 200, 300, 400. It’s about a global platform that reaches people on every device. This is the greatest global IP company in the world. And the ability to serve — where — this is a renaissance moment for — people all of a sudden have TV sets in their hands. And in some markets, we could reach them for $1. We never had access to these billions of people. Malone sees that. He sees it clearer than anybody. And he’s also — he’s a very generous person. He’s been extraordinarily generous with me. And from the very beginning, he said, I want this for the shareholders. I want this for me. And you remember, John built a lot of these assets. And he wanted it. He said I wanted it for you, David, because you’re the right person at the right time, and we still have a lot to do together. And a lot of people forget that when John and alone took the job, because I do believe in karma, when John Malone took the job to go out and work for Bob Magnus at TCI, he had another offer. The offer was from Steve Ross to run Warner. And he loved Steve, and he ended up not going to run Warner really because you want to raise his family in Colorado. He wanted a different kind of life. And here he is. He’s back with us. He’s back with us in wonderful shape, thanks to the hard work of John and the team. And off we go. REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.18

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call John T. Stankey - AT&T Inc.—CEO, President & Director Yes, and I’ll give a slightly different take on that. I think everything David said is absolutely right on the money, but delivering this 71% stake to the AT&T shareholders, the right way to deliver it was with 1 share, 1 vote, and that’s the only appropriate governance approach we insisted on that being the case moving through this. Amir Rozwadowski - AT&T Inc.—Senior VP of Finance & IR Thank you very much for the question. Operator, if we can move to next caller. Operator Our next question comes from Michael Rollins with Citi. Michael Ian Rollins - Citigroup Inc. Exchange Research—Research Analyst Just a couple of follow-ups. First, should the debt reduction guidance for AT&T be considered a medium-term target on a longer-term path to reduce leverage or do the comments now suggest that AT&T is comfortable with go forward net debt leverage of near 2.5x EBITDA? And then just secondly, on the disclosures to generate $20 billion of free cash flow or $20 billion-plus of free cash flow and $24 billion of CapEx. There was a comment that vendor financing would be deemphasized in the future. I’m just curious how vendor financing is considered in those figures? And if there’s just an incremental amount of vendor financing that needs to be factored into this financial target? Pascal Desroches - AT&T Inc.—Senior EVP & CFO All right. Let me take the latter part of your question first, Michael. Vendor financing right now, we have vendor financing where we’re spending on CapEx that doesn’t go through free cash flows. And we have CapEx spent for cash. Going forward, our intention is virtually all of the CapEx will be cash CapEx unless we find really, really attractive terms to vendor financing. So the $24 billion is an all in number, and that’s how you should take it. And in terms of our long-term leverage target, we haven’t provided any guidance beyond what I said in my remarks. We’re going to get to 2.5x or lower in 2023. We had previously said 2024. So this really accelerates that. And we feel really good about having strong financial flexibility over the next several years. Amir Rozwadowski - AT&T Inc.—Senior VP of Finance & IR Thanks very much for the question, Michael. Operator, we have time for one last question. Operator That question comes from the line of Kannan Venkateshwar with Barclays. Kannan Venkateshwar - Barclays Bank PLC, Research Division—Director & Senior Research Analyst So just a couple. I mean, firstly, on the free cash flow side on the Discovery front. I mean, pro forma, I guess, the conversion ratio of 60% is higher than what Time Warner ever did, I think, earlier a weighted average basis across Discovery and WarnerMedia, that would be a very high number. So Gunnar, if you could just talk through how you get to that number despite all the investments at HBO that you contemplate making? And then, REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call John, from your perspective, at AT&T, now you have a lot more flexibility strategically in how you approach bundling. Is there a possibility that you consider other bundling mechanisms outside of HBO as you go forward and think through the wireless side of the business? Gunnar Wiedenfels - Discovery, Inc.—CFO Kannan, let me start with the free cash flow question. That obviously has also been a key focus area of our analysis here. And there are a couple of points, because the nature of the industry with comparably low CapEx and then the impact of the delevering over time, which helps drive conversion as well. But I would say the most important factor that changes the profile compared with the past is the fact that we’re growing a D2C business here. And as you can see here, we’re assuming a pretty significant shift in the composition of our business. And the D2C business has a much more beneficial working capital profile than the traditional media business has ever had. I mean, we all know-how, especially on the linear TV side, working capital with high levels of receivables have been a working capital drag, it’s very, very different in the direct-to-consumer business. John T. Stankey—AT&T Inc.—CEO, President & Director So Kannan, if you think back to, probably, before the time Warner transaction closed the first wireless provider to start putting content. Connectivity-based service was AT&T, and we — even before the time Warner transaction began bundling HBO and with wireless, and that started a trend of other providers bundling and Hulu, Netflix, et cetera. So my bias and my point of view has been that the wireless subscription was ultimately going to evolve and to an opportunity as an aggregation point. And I think we just got to look at trajectory in markets today. Our MVPD dynamic is a mature business, and it’s served its purpose as an aggregation point for a long time, but it’s now starting to be replaced by opportunities like wireless and fixed broadband as being natural, logical places for aggregation of services and extending value to the consumer. And I would tell you is we look forward to our growth prospects and what we’ve communicated to you. What we have not really thought about or what we have in patient, we haven’t thought about it. What we haven’t factored in as I do believe that, that aggregation dynamic is going to change. We’re seeing a little bit of resettling of, for example, entertainment, there will be a resettling of music. There’ll be resettling of gaming. All these natural places where people buy high-value subscriptions could be reaggregation points for those, and there’s probably some value to be created in that reaggregation point over time. So it’s a long way of saying, I think we’ve leaned into the prospect of always using different services to provide value to the customer. And whether we owned HBO Max or not, we’d probably be continuing to look at that. And I do believe there is an evolution that’s going to occur in the industry as a result of that over time. So with that, let me close — yes, you’re welcome. Let me close this out. I’d like to thank all of you for your time today on short notice coming together to listen to what’s going on. It starts a very exciting time, I think, for both companies. As I mentioned in my opening remarks, the genesis of this was stepping back and asking ourselves what’s in the best interest of the AT&T shareholder given the needs that we have to capitalize on all the growth opportunities across media and connectivity at AT&T. And this was after some very, very careful consideration, the right path to ensure that we could not only allow the media business to secure its future and grow effectively sees the direct-to-consumer opportunity that’s in front of it, but to also reinvigorate our growth in the communications company. And I’m really pleased with how this worked out because we have a great partner that matches up incredibly well to our respective business. They’re entirely complementary. And I think the mindset and the approach, as you’ve heard David discuss this morning, is very, very consistent with where we’re heading. And it will be an incredibly smooth transition. And David, I’ll turn it to you if there’s any closing remarks you want to make before we step off here. REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.20

MAY 17, 2021 / 12:30PM, DISCA.OQ—AT&T and Discovery Joint Investor Conference Call David M. Zaslav - Discovery, Inc.—President, CEO & Director Yes. I would just say that I’m super excited about this. Our whole board is John, we have — we’re going to be partnering together in driving this over the next year. And we couldn’t be more excited about it. It’s a big moment for us. And we’re going to just spend the next couple of years trying to make John proud of what we did for his shareholders. John T. Stankey - AT&T Inc.—CEO, President & Director Thank you all very much, have a good rest of the day. Operator Thank you, ladies and gentlemen, that does conclude our conference for today. We thank you for your participation and for using AT&T conferencing service. You may now disconnect. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICATION COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2021, Refinitiv. All Rights Reserved.21

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.